Exhibit 5.2

CLIFFORD CHANCE LLP 10 UPPER BANK STREET LONDON E14 5JJ TEL +44 20 7006 1000 FAX +44 20 7006 5555 DX 149120 CANARY WHARF 3 www.cliffordchance.com

To: Barclays Bank PLC 1 Churchill Place London E14 5HP	Our ref: SS/70-40544696/YF Direct Dial: +44 20 7006 2977 E-Mail: simon.sinclair@cliffordchance.com

10 April 2013

Dear Sirs

Barclays Bank PLC

U.S.$ 1,000,000,000 7.75 per cent. Fixed to Fixed Rate Contingent Capital Notes due

April 2023 Callable April 2018

We have acted as English legal advisers to Barclays Bank PLC (the “Issuer”) in connection with the issue by the Issuer of U.S.$ 1,000,000,000 7.75 per cent. Fixed to Fixed Rate Contingent Capital Notes due April 2023 Callable April 2018 (the “Notes”) under the Dated Subordinated Debt Securities Indenture originally entered into on 12 October 2010 between the Issuer and The Bank of New York Mellon, London branch as trustee (the “Original Indenture”), as supplemented by the second Supplemental Indenture dated 10 April 2013 between the Issuer and The Bank of New York Mellon, London branch, as trustee (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”).

1.	INTRODUCTION

1.1	Opinion Documents

This Opinion relates to the Notes.

1.2	Defined Terms

1.2.1	Terms defined or given a particular construction in the Underwriting Agreement – Standard Provisions dated 6 October 2010 relating to the Notes and the pricing agreement dated 3 April 2013 relating to the Notes shall have the same meaning in this Opinion unless a contrary indication appears.

CLIFFORD CHANCE LLP IS A LIMITED LIABILITY PARTNERSHIP REGISTERED IN ENGLAND AND WALES UNDER NUMBER OC323571. THE FIRM’S REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS IS AT 10 UPPER BANK STREET, LONDON, E14 5JJ. A LIST OF THE NAMES OF THE MEMBERS AND THEIR PROFESSIONAL QUALIFICATIONS IS OPEN TO INSPECTION AT THIS OFFICE. THE FIRM USES THE WORD “PARTNER” TO REFER TO A MEMBER OF CLIFFORD CHANCE LLP OR AN EMPLOYEE OR CONSULTANT WITH EQUIVALENT STANDING AND QUALIFICATIONS. THE FIRM IS REGULATED BY THE SOLICITORS REGULATION AUTHORITY.

1.2.2	Headings in this Opinion are for ease of reference only and shall not affect its interpretation.

1.2.3	All references in this Opinion to paragraphs mean paragraphs in this Opinion.

1.3	Legal Review

In connection with the creation and issue of the Notes and the giving of this Opinion:

1.3.1	we have reviewed the documents referred to in Schedule 1 (Documents);

1.3.2	we have not verified the facts or the reasonableness of any statements (including statements as to foreign law) contained in the Prospectus, save as expressly specified in paragraph 2.3;

1.3.3	we have not been responsible for ensuring that the Prospectus contains all material facts; and

1.3.4	we have not been responsible for ensuring that the Prospectus complies with the requirements of any competent authority.

1.4	Applicable Law

This Opinion is governed by English law, relates only to English law as applied by the English courts as at today’s date and does not extend to the laws of any other jurisdiction (save as described in paragraph 1.5). All non-contractual obligations and any other matters arising out of or in connection with this Opinion are governed by English law.

1.5	Taxation

We express no opinion on any taxation matter, and none is implied or may be inferred, save as expressly specified in paragraph 2.3. In respect of those tax matters this Opinion is confined to, and given on the basis of, English law, United Kingdom tax law and Her Majesty’s Revenue and Customs (“HMRC”) practice in force or applied in the United Kingdom as at today’s date.

1.6	Assumptions and Reservations

This Opinion is given on the basis of the assumptions set out in Schedule 2 (Assumptions) and is subject to the reservations set out in Schedule 3 (Reservations).

This Opinion is strictly limited to the matters stated in paragraph 2 and does not extend to any other matters.

2.	OPINION

We are of the opinion that:

2.1	Subordination

From an English law perspective, the subordination provisions contained in Section 5.01 of the Supplemental Indenture have the effect that, in the event of the winding-up of the Issuer, the holders of the Notes will not be entitled to receive and retain amounts for application in payment of sums due in respect of the Notes unless and until the claims of the Senior Creditors which are proved for in such winding-up have been satisfied or provided for in full.

2.2	Authorisation

The issue of the Notes has been duly authorised by or on behalf of the Issuer.

2.3	Taxation statements in the Prospectus

The statements in the Base Prospectus in the sub-section “Debt Securities” under the heading “Tax Considerations – United Kingdom Taxation”, and in the Prospectus Supplement under the heading “Tax Considerations – United Kingdom Taxation” are, insofar as they are relevant to the Notes and when read together, correct in all material respects.

3.	ADDRESSEES AND PURPOSE

The scope and content of this Opinion solely have regard to the interests of Barclays Bank PLC in accordance with its instructions. This Opinion is provided in connection with the creation and issue of the Notes and for the information of the persons to whom it is addressed and it may not be relied upon for any other purpose or by any other person.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Securities” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Clifford Chance LLP

SCHEDULE 1

DOCUMENTS

(a)	The base prospectus dated 31 August 2010 relating to, inter alia, the Notes (the “Base Prospectus”).

(b)	The prospectus supplement dated 3 April 2013 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”)

(c)	A copy of the Indenture (including the form of global Note).

(d)	Copies of the Barclays Bank Acts 1925 and 1984 and the Barclays Group Reorganisation Act 2002.

(e)	A certified copy of the articles of association of the Issuer as adopted on 30 April 2010.

(f)	A copy of extracts from the minutes of a meeting of the board of directors of the Issuer held on 14 April 1994 certified a true copy by Patrick Gonsalves.

(g)	A copy of an extract of a minutes of a meeting of the board of directors held on 14 February 2008 certified as a true copy by Charlotte Brehaut.

(h)	A copy of the written resolutions of the Fund Raising Committee of the board of directors of the Issuer (the “Fund Raising Committee”) passed on 29 July 2010 certified as a true copy by Charlotte Evans.

(i)	A copy of the written resolutions of the Treasury Committee of Barclays PLC and Barclays Bank PLC passed on 5 April 2013 certified as a true copy by Alex Moezi.

SCHEDULE 2

ASSUMPTIONS

1.	ORIGINAL AND GENUINE DOCUMENTATION

(a)	All signatures, stamps and seals are genuine, all original documents are authentic, all deeds and counterparts were executed in single physical form and all copy documents are complete and conform to the originals.

(b)	The copy of the articles of association of the Issuer referred to in Schedule 1 (Documents) is accurate and complete as of the date of this Opinion.

2.	CORPORATE AUTHORITY

(a)	In resolving to create and issue the Notes the directors of the Issuer acted in good faith to promote the success of the Issuer for the benefit of its members and in accordance with any other duty.

(b)	Each director of the Issuer has disclosed any interest which he or she may have in the issue of the Notes in accordance with the provisions of the Companies Act 2006 and the Issuer’s articles of association and none of the directors has any interest in the issue of the Notes except to the extent permitted by the Issuer’s articles of association.

(c)	The resolutions of the Issuer’s board of directors as set out in the extract from the minutes referred to in Schedule 1 (Documents) were duly passed at a properly constituted and quorate meeting of duly appointed directors of the Issuer and have not been amended or rescinded and are in full force and effect.

(d)	That, as at 10 April 2013, Chris Lucas held the office of Chief Financial Director, Peter Estlin held the office of Chief Financial Officer and Benoit de Vitry held the office of Barclays Treasurer.

3.	TAX MATTERS

(a)	The Issuer is resident only in the United Kingdom for United Kingdom tax purposes.

SCHEDULE 3

RESERVATIONS

1.	ENFORCEABILITY OF CLAIMS

In this Opinion “enforceable” means that an obligation is of a type which the English courts may enforce. It does not mean that those obligations will be enforced in all circumstances in accordance with the terms of the Notes. In particular:

(a)	paragraph 2.2 is subject to any limitations arising from a reconstruction, arrangement or compromise, a scheme within the meaning of Part VII of the FMSA, insolvency, liquidation, administration, moratorium, reorganisation and similar laws generally affecting the rights of creditors;

(b)	the power of an English court to order specific performance of an obligation or any other equitable remedy is discretionary and, accordingly, an English court might make an award of damages where specific performance of an obligation or any other equitable remedy is sought;

(c)	where any person is vested with a discretion or may determine a matter in its opinion, that person may be required to exercise its discretion in good faith, reasonably and for a proper purpose, and to form its opinion in good faith and on reasonable grounds;

(d)	enforcement may be limited by the provisions of English law applicable to an agreement held to have been frustrated by events happening after its execution;

(e)	proceedings to enforce a claim may become barred under the Limitation Act 1980 or the Foreign Limitation Periods Act 1984 or may be or become subject to a defence of set-off or counterclaim;

(f)	in some circumstances an English court may, and in certain circumstances it must, terminate or suspend proceedings commenced before it, or decline to restrain proceedings commenced in another court, notwithstanding the provisions of the Notes providing that the courts of England have jurisdiction in relation to the subject matter of those proceedings;

(g)	a party to a contract may be able to avoid its obligations under that contract (and may have other remedies) where it has been induced to enter into that contract by a misrepresentation or where there has been any bribe or other corrupt conduct and the English courts will generally not enforce an obligation if there has been fraud; and

(h)	any provision to the effect that any calculation, determination or certification is to be conclusive and binding may not be effective if such calculation, determination or certification is fraudulent, arbitrary or manifestly incorrect and an English court may regard any certification, determination or calculation as no more than prima facie evidence.

2.	BANKING ACT 2009

The opinions set out in this letter are subject to any limitations arising from any measures taken in relation to a bank, or a holding company of a bank or a building society (as such terms are defined in Part 1 of the Banking Act 2009) or any changes in law made pursuant to the powers contained in Part 1 of the Banking Act 2009 which are designed to address the situation where all or part of the business of a bank or building society has encountered, or is likely to encounter, financial difficulties.

3.	OTHER QUALIFICATIONS

(a)	The confirmation provided in paragraph 2.3 is subject to the following specific reservations:

(i)	We give no confirmation as to any section of any Prospectus other than the confirmation set out in paragraph 2.3;

(ii)	The confirmation is given solely on the basis set out in paragraph 2.3 and in particular is limited to matters governed by English law, the tax law of the United Kingdom and HMRC’s practice in force or applied in the United Kingdom as at today’s date; and

(iii)	Whilst we have reviewed the statement in the Base Prospectus referred to in paragraph 2.3, we have not been responsible for drafting this so we might have expressed certain matters in a different manner or with a different emphasis and would have updated certain elements of the text in the Base Prospectus had the Base Prospectus been updated as of the date of this Opinion. Accordingly, our Opinion in paragraph 2.3 is given on the basis that the statements in the Base Prospectus are augmented and, to the extent relevant, superseded by statements contained in the Prospectus Supplement.

(b)	Our opinion is subject to Rule 2.85 and Rule 4.90 of the Insolvency Rules 1986 which provide for a mandatory right of set-off where there have been mutual dealings between a company and a creditor prior to that company’s administration or (as the case may be) liquidation. We therefore express no opinion as to whether the subordination provisions in the Notes will be effective in this regard in an administration or liquidation of the Issuer or the holder of Notes in the event that any sum is then due (within the meaning of Rule 2.85 or Rule 4.90 of the Insolvency Rules 1986) to the holder of Notes from the Issuer under the Notes.

(c)	We would refer you to section 107 of the Insolvency Act 1986 which provides that a “company’s property … shall on the winding-up be applied in satisfaction of the company’s liabilities pari passu”. Nevertheless it is our view, following the decision of the Court of Appeal in SSSL Realisations (2002) Limited v AIG Europe (UK) Limited , that contractual subordination provisions are effective under English law notwithstanding section 107 of the Insolvency Act 1986 and two earlier decisions of the House of Lords which could be construed as ruling that it was contrary to public policy to contract out of the pari passu rule.

(d)	We express no opinion as to whether interest payable to unsubordinated creditors under section 189 of the Insolvency Act 1986 would be payable in priority to the claims of holders of Notes under the Notes;

(e)	Under section 238 of the Insolvency Act 1986, the court may set aside a transaction which is at an undervalue which was entered into within a specified period ending with the onset of insolvency (being, in broad terms, the earliest of the date of the commencement of a winding-up or, if earlier, the date of presentation of an application for an administration order, the filing with the court of a notice of intention to appoint an administrator, or the company entering administration). A transaction is at an undervalue if the transaction constitutes a gift or if the company enters into the transaction for a consideration the value of which is significantly less than the value of the consideration provided by the company. For such an order to be made the company must have been unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 at the time of the transaction or as a consequence of it. No order may be made if the company entered into the transaction in good faith and for the purpose of carrying on its business and there were reasonable grounds at that time for believing that the transaction would benefit the company. We are aware of no facts which suggest that an order might be made under this provision but would stress that the issues are primarily ones of fact;

(f)

Under section 239 of the Insolvency Act 1986, the court may set aside a transaction which is a preference which was entered into within a specified period ending with the onset of insolvency (as in paragraph (e) above). A transaction is a preference if the company does anything or suffers anything to be done which has the effect of putting a creditor, surety or guarantor into a position which, in the event of the company’s insolvent liquidation, would be better than if that thing had not been done or suffered. No order may be made unless the company was influenced in giving the preference by a desire to produce that result. For an order to be made the company must also have been unable to pay its debts within the meaning of section 123 of the

Insolvency Act 1986 at the time of the transaction or as a consequence of it. This provision has effect not only in relation to the entry into of new transactions but also in relation to payments and other performance of obligations under existing transactions. We are aware of no facts which suggest that an order might be made under this provision in relation to the Issuer in connection with the issue of the Notes, but would stress that the issues are primarily ones of fact, and we express no view as to whether the performance of obligations falling due for performance in the future might constitute a preference at that time;

(g)	Under section 178 of the Insolvency Act 1986, a liquidator of a company may disclaim “onerous” property of the company, which includes any “unprofitable contract” to which the company is party. Following the decision of the Court of Appeal in SSSL Realisations (2002) Limited v AIG Europe (UK) Limited , a contract may be regarded as unprofitable where:

(i)	it imposes continuing financial obligations;

(ii)	it gives rise to prospective liabilities; or

(iii)	it requires performance over a substantial period of time or involves expenditure,

in each case on the part of the relevant company. Accordingly, and having regard to the nature and purpose of the subordination provisions of the Notes, we do not consider that the powers conferred by section 178 of the Insolvency Act 1986 could be used to avoid the subordination provisions of the Notes;

(h)

There are provisions in both the Companies Act 2006 and the Insolvency Act 1986 for schemes of arrangement or voluntary arrangements in respect of companies to be agreed by creditors or, in some cases, shareholders of the company. In the case of either a scheme of arrangement or a company voluntary arrangement, approval at the creditors’ meeting of its terms does not require unanimity of the affected creditors, whether or not present at the meeting. Such arrangements could affect rights of creditors including the relative ranking of their claims against the company. Any such an arrangement which purported to unwind or otherwise amend the application of the subordination provisions of the Notes would require to be voted upon by all affected creditors, which would include the general body of ordinary unsecured creditors of the Issuer who would be the constituency most affected by such an arrangement. In the case of a scheme of arrangement under Part 26 Companies Act 2006, such a scheme would, most likely, not become effective unless and until (i) it had been approved by a class meeting of the ordinary unsecured unsubordinated creditors of the Issuer, by the requisite statutory majorities of those creditors (being 75% by value and

50% by number of those attending and voting at the meeting) and (ii) it was then sanctioned by the High Court, which would withhold such sanction if it considered that the scheme was “unfair”. In the case of a voluntary arrangement under Part 1 of the Insolvency Act 1986, no such separate class meeting of the Issuer’s unsecured unsubordinated creditors would be convened. Rather, all creditors of the Issuer would be entitled to attend a meeting and vote on the proposal. However, if the arrangement were approved by the statutory majority of the Issuer’s creditors, it would be open to any unsecured unsubordinated creditor to apply to the High Court for the arrangement to be set aside on the ground that at least that creditor would be unfairly prejudiced by the arrangement

(i)	Any obligation imposed on an English Noteholder or Trustee to hold a benefit, payment, distribution or other amount to the order of or on trust for another creditor may constitute a charge which may be required to be registered in accordance with the Companies Act 2006 to be effective. Although comments have been made by the Court of Appeal in Squires & Ors (Liquidators of SSSL Realisations (2002) Limited) v AIG Europe Limited [2006] EWCA Civ 7 to the effect that turnover trusts of the nature contained in the Indenture do not create registrable security, these comments, made in the context of section 395 Companies Act 1985, are of persuasive rather than binding authority only. No such registration has taken place.